Exhibit (d)(2)

Fairchild Semiconductor 2007 Stock Plan

Restricted Stock Unit Award Agreement

THIS AGREEMENT, effective as of the Grant Date (as defined below), is between Fairchild Semiconductor International, Inc., a Delaware corporation (the “Company”, “we”, “our” or “us”) and the Participant (“you” or “yours”), pursuant to the provisions of the Fairchild Semiconductor 2007 Stock Plan (the “Plan”) with respect to the award of the number of restricted stock units (“Restricted Stock Units”) set forth in the notification form sent to you upon acceptance of employee stock options that you tendered pursuant to the Fairchild Semiconductor Stock Option Exchange Program (the “Program”). Capitalized terms used and not defined in this Agreement shall have the meanings given to them in the Plan.

The grant of Restricted Stock Units is made under the Program as of the day of the Company’s acceptance of employee stock options that you tendered in the Program (the “Grant Date”). By electing to participate in the Program you irrevocably agree to the cancellation of the options you tendered for exchange and agree, on your own behalf and on behalf of your heirs and any other person claiming rights under this Agreement, to all of the terms and conditions of the Restricted Stock Unit Award as set forth in or pursuant to this Agreement and the Plan (as such may be amended from time to time). You and the Company agree as follows:

1. Application of Plan; Administration	This Agreement and your rights under this Agreement are subject to all the terms and conditions of the Plan, as it may be amended from time to time, as well as to such rules and regulations as the Administrator may adopt. It is expressly understood that the Administrator that administers the Plan is authorized to administer, construe and make all determinations necessary or appropriate to the administration of the Plan and this Agreement, including any appendix hereto containing special terms and conditions applicable to your country (the “Appendix”), all of which shall be binding upon you to the extent permitted by the Plan. Any inconsistency between this Agreement and the Plan shall be resolved in favor of the Plan.
2. Vesting	The Restricted Stock Units will vest (becoming “Vested Restricted Stock Units”) on the following Vesting Dates provided that you have remained in the full time employment or service of the Company or an Affiliate from the Grant Date set forth above until the respective Vesting Date:
	Vesting Date	Percentage Vested (including portion that vested the preceding year)
	First anniversary of the Grant Date	25%
	Second anniversary of the Grant Date	50%
	Third anniversary of the Grant Date	75%
	Fourth anniversary of the Grant Date	100%
	The vesting period set forth above may be adjusted by the Administrator to reflect the decreased level of employment or service during any period in which you are on an approved leave of absence or are employed on a less than full time basis.

3. Termination of Employment	Except as otherwise provided in Paragraph 7 of this Agreement, the right to issuance of Restricted Stock Units and the rights under any Restricted Stock Units that have not become Vested Restricted Stock Units at the time your employment or service with the Company or an Affiliate terminates for any reason will be forfeited immediately without consideration and without further notice as of the date of termination of your active employment or service, as further explained in Paragraph 10(l) of this Agreement.
4. Settlement of Vested Restricted Stock Units and Issuance of Shares	Each Vested Restricted Stock Unit will be settled by the delivery of one Share to you promptly following the Vesting Date with respect to such Shares, subject to your satisfaction of any tax withholding obligations as described in Paragraph 9 of this Agreement. You hereby authorize any brokerage service provider determined acceptable to the Company, to open a securities account for you to be used for the settlement of Vested Restricted Stock Units. The date on which Shares are issued may include a delay in order to provide the Company such time as it determines appropriate to address tax withholding and other administrative matters.
5. Rights as Stockholder	Except as otherwise provided in this Agreement, you will not be entitled to any privileges of ownership of the shares of Common Stock underlying your Restricted Stock Units unless and until Shares are actually delivered to you under this Agreement.
6. Dividends	From and after the date that Restricted Stock Units are issued to you under this Agreement, you will be credited with additional Restricted Stock Units having a value equal to declared dividends, if any, with record dates that occur prior to the settlement of any Restricted Stock Units as if such Restricted Stock Units had been actual shares of Common Stock, based on the Fair Market Value of a share of Common Stock on the applicable dividend payment date. Any such additional Restricted Stock Units shall be considered Restricted Stock Units under this Agreement and shall also be credited with additional Restricted Stock Units as dividends, if any, are declared, and shall be subject to the same restrictions and conditions (including the risk of forfeiture under Paragraph 3) as Restricted Stock Units with respect to which they were credited. Notwithstanding the foregoing, no such additional Restricted Stock Units will be credited with respect to any dividend in connection with which Restricted Stock Units are adjusted pursuant to Section 12(d) of the Plan. Any reinvestment of dividends in additional Restricted Stock Units shall be subject to the Plan.
7. Change in Control	Notwithstanding anything to the contrary in this Agreement, the Restricted Stock Units shall be subject to acceleration of vesting upon a Change in Control as provided with respect to Restricted Stock under Section 12(a)(2) of the Plan, and shall be settled as if pursuant to Paragraph 4 of this Agreement.
8. Transferability

(a)    Your Restricted Stock Units are not transferable, whether voluntarily or involuntarily, by operation of law or otherwise, except as provided in the Plan. Any assignment, pledge, transfer, or other disposition, voluntary or involuntary, of your Restricted Stock Units made, or any attachment, execution, garnishment, or lien issued against or placed upon the Restricted Stock Units, other than as so permitted, shall be void.

(b)    You acknowledge that, from time to time, the Company may be in a “blackout period” and/or subject to applicable securities laws that could subject you to liability for engaging in any transaction involving the sale of the Company’s shares. You further acknowledge and agree that, prior to the sale of any Shares, it is your responsibility to determine whether or not such sale of Shares will subject you to liability under insider trading rules or other applicable securities laws.

9. Taxes

(a)    General. You are ultimately liable and responsible for all taxes owed by you in connection with your Restricted Stock Units, regardless of any action the Company or your actual employer (the “Employer”) takes or any transaction pursuant to this Paragraph 9 with respect to any tax, social insurance, payroll tax, payment on account or other tax-related withholding obligations that arise in connection with the Restricted Stock Units. As a condition and term of this award, no election under Section 83(b) of the United States Internal Revenue Code, as amended, may be made by you or any other person with respect to all or any portion of the Restricted Stock Units. The Company and the Employer make no representation or undertaking regarding the treatment of any tax withholding in connection with the grant, issuance, vesting or settlement of the Restricted Stock Units or the subsequent sale of any of the Shares underlying the Restricted Stock Units that vest. The Company and the Employer do not commit and are under no obligation to structure this Agreement to reduce or eliminate your tax liability.

(b)    Taxes. Unless otherwise indicated in the Appendix, you will be subject to federal and state income and other tax withholding requirements on a date (generally, the Vesting Date) determined by applicable law (any such date, the “Taxable Date”), based on the Fair Market Value of the Shares underlying the Restricted Stock Units that vest. You will be solely responsible for the payment of all U.S. federal income and other taxes, including any state, local or non-U.S. income or employment tax obligation that may be related to the Shares, including any such taxes that are required to be withheld and paid over to the applicable tax authorities (the “Tax Withholding Obligation”). You will be responsible for the satisfaction of such Tax Withholding Obligation in a manner acceptable to the Company in its sole discretion, including through payroll withholding.

(i)     By Sale of Shares. Your acceptance of this Agreement constitutes your instruction and authorization to the Company and any brokerage firm determined acceptable to the Company for such purpose to sell on your behalf a whole number of shares from those Shares issuable to you as the Company determines to be appropriate to generate cash proceeds sufficient to satisfy the applicable Tax Withholding Obligation, and to transfer the proceeds from the sale of such Shares from your securities account established with the brokerage service provider for the settlement of your Vested Restricted Stock Units to any account held in the name of the Company. Such shares will be sold on the Taxable Date or as soon thereafter as practicable. You will be responsible for all brokers’ fees and other costs of sale, which fees and costs may be deducted from the proceeds of the foregoing sale of Shares, and you agree to indemnify and hold the Company and any brokerage firm selling such Shares harmless from any losses, costs, damages, or expenses relating to any such sale. To the extent the proceeds of such sale exceed your Tax Withholding Obligation, such excess cash will be deposited into the securities account established with the brokerage service provider for the settlement of your Vested Restricted Stock Units. Such Shares will be sold through the broker at market prices; however the price you receive will reflect a weighted average sales price based on the sales price of Shares on behalf of you and others for whom the designated broker may be selling shares on the relevant day(s), and you acknowledge that the Company or its designee is under no obligation to arrange for such sale at any particular price, and that the proceeds of any such sale may not be sufficient to satisfy your Tax Withholding Obligation. Accordingly, you agree to pay to the Company as soon as practicable, including through additional payroll withholding, any amount of the Tax Withholding Obligation that is not satisfied by the sale of shares described above. Unless otherwise authorized by the Administrator in its sole discretion, the sale of Shares will be the primary method used by the Company to satisfy the applicable Tax Withholding Obligation, and accordingly you represent and warrant to the Company as follows:

A.     You are accepting this Agreement during a permitted trading period, and at the time of accepting this Agreement you are not aware of any Material Nonpublic Information (as defined in the Company’s Corporate Legal Insider Trading and Tipping Policy) concerning the Company.

B.     You will not exercise any subsequent influence over the amount of Shares to be sold hereunder to generate funds for the Tax Withholding Obligation or the price, date or time of such sale.

C.     You are entering into this Agreement in good faith and have a bona fide intention to carry out the terms of this Agreement, and you will not enter into or alter a corresponding or hedging transaction or position with respect to the Shares.

(ii)    By Share Withholding. If so elected in the sole discretion of the Administrator, then in lieu of a market sale pursuant to Paragraph 9(b)(i) you authorize the Company to withhold from the Shares issuable to you the whole number of shares with a value equal to the Fair Market Value of the Shares on the Taxable Date or the first trading day before the Taxable Date, sufficient to satisfy the applicable Tax Withholding Obligation. You acknowledge that the withheld Shares may not be sufficient to satisfy your Tax Withholding Obligation. Accordingly, you agree to pay to the Company as soon as practicable, including through additional payroll withholding, any amount of the Tax Withholding Obligation that is not satisfied by the withholding of Shares described above.

10. Nature of Grant

In accepting the grant of Restricted Stock Units, you acknowledge that:

(a)    the Plan is established voluntarily by the Company, is discretionary in nature and may be modified, amended, suspended or terminated by the Company at any time;

(b)    the grant of the Restricted Stock Units is voluntary and occasional and does not create any contractual or other right to receive future grants of Restricted Stock Units, or benefits in lieu of Restricted Stock Units, even if Restricted Stock Units have been granted repeatedly in the past;

(c)    all decisions with respect to future grants of Restricted Stock Units, if any, will be at the sole discretion of the Company;

(d)    your participation in the Plan shall not create a right to further employment with the Employer and shall not interfere with the ability of the Employer to terminate your employment relationship at any time;

(e)    you are participating voluntarily in the Plan;

(f)     the Restricted Stock Units and the Shares subject to the Restricted Stock Units are an extraordinary item that does not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which is outside the scope of your employment contract, if any;

(g)    the Restricted Stock Units and the Shares subject to the Restricted Stock Units are not intended to replace any pension rights or compensation;

(h)    the Restricted Stock Units and the Shares subject to the Restricted Stock Units are not part of normal or expected compensation or salary for any purposes, including, without limitation, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments, and in no event should be considered as compensation for, or relating in any way to, past services for the Company or the Employer or any Affiliate;

(i)     the grant of Restricted Stock Units and your participation in the Plan will not be interpreted to form an employment contract with the Company or any Affiliate;

(j)     the future value of the underlying Shares is unknown and cannot be predicted with any certainty;

(k)    in consideration of the grant of the Restricted Stock Units, no claim or entitlement to compensation or damages shall arise from forfeiture of the Restricted Stock Units resulting from termination of your employment with the Company or the Employer (as set forth in Paragraph 3 of this Agreement) (for any reason whatsoever and regardless of whether said termination is in breach of local labor laws), and you irrevocably release the Company and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, you shall be deemed irrevocably to have waived your entitlement to pursue such claim; and

(l)     in the event of termination of your employment (regardless of whether in breach of local labor laws), your right to vest in the Restricted Stock Units under the Plan, if any, will terminate effective as of the date that you no longer are employed actively and will not be extended by any notice period mandated under local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law); the Administrator shall have the exclusive discretion to determine when you no longer are employed actively for purposes of the Restricted Stock Units.

11. No Advice Regarding Grant	The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding your participation in the Plan, or your acquisition or sale of the Shares subject to the Restricted Stock Units. You are hereby advised to consult with your own personal tax, legal and financial advisors regarding your participation in the Plan before taking any action related thereto.
12. Data Privacy

As an essential term of this Agreement, you consent to the collection, use and transfer, in electronic or other form, of personal data as described in this Agreement for the exclusive purpose of implementing, administering and managing your participation in the Plan.

By entering into this Agreement and accepting the Restricted Stock Units, you acknowledge that the Company holds certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, tax rates and amounts, nationality, job title, any shares of stock or directorships held in the Company, details of all awards or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding, for the purpose of implementing, administering and managing the Plan (“Data”). You acknowledge that Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in jurisdictions that may have different data privacy laws and protections, and you authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom you or the Company may elect to deposit any shares of stock acquired under this Agreement. You acknowledge that Data may be held only as long as is necessary to implement, administer and manage your participation in the Plan as determined by the Company, and that you may request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, provided however, that refusing or withdrawing your consent may adversely affect your ability to participate in the Plan.

13. Electronic Delivery	The Company may, in its sole discretion, decide to deliver any documents related to any awards granted under the Plan by electronic means or to request your consent to participate in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company, and such consent shall remain in effect throughout your term of employment or service with the Company and thereafter until withdrawn in writing by you.

14. Miscellaneous

(a)    Without limiting the generality of Paragraph 12(a) above, this Agreement and the Plan may be amended without your consent to the extent provided in Section 19 of the Plan.

(b)    This Agreement will be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or stock exchanges as may be required. The Company may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by you or other subsequent transfers by you of any shares of Common Stock issued as a result of or under this Agreement, including without limitation (i) restrictions under an insider trading policy, (ii) restrictions that may be necessary in the absence of an effective registration statement under the Securities Act of 1933, as amended, covering the Restricted Stock Units and (iii) restrictions as to the use of a specified brokerage firm or other agent for such resales or other transfers. Any sale of shares of Common Stock issued pursuant to this Agreement must also comply with other applicable laws and regulations governing the sale of such shares.

(c)    To the extent not preempted by U.S. federal law, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard for its conflict of laws principles. For purposes of litigating any dispute that arises under this grant or the Agreement, the parties hereby submit and consent to the jurisdiction of the State of Maine, agree that such litigation shall be conducted in the courts of Cumberland County Maine, or the federal courts of the United States for the First District, where this grant is made and/or to be performed.

(d)    Any question concerning the interpretation of this Agreement or the Plan, any adjustments required to be made under the Plan, and any controversy that may arise under the Plan or this Agreement shall be determined by the Administrator (including any person(s) to whom the Administrator has delegated its authority) in its sole and absolute discretion. Such decision by the Administrator shall be final and binding.

15. Language	This Agreement and the related documents are drawn up in English at the express wish of the parties. If you have received this Agreement or any other document related to the Plan translated into a language other than English, and if the meaning of the translated version differs from the English version, the English version shall control.
16. Severability	The provisions of this Agreement are severable, and, if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions nevertheless shall be binding and enforceable.
17. Appendix	Notwithstanding any provisions in the Agreement, the Restricted Stock Units granted to you shall be subject to any special terms and conditions set forth in the Appendix to this Agreement for your country. Moreover, if you relocate to one of the countries included in the Appendix, the special terms and conditions for such country shall apply to you, to the extent the Company determines that the application of such terms and conditions is necessary or advisable in order to comply with local laws or to facilitate the administration of the Plan. The Appendix constitutes part of this Agreement.

18. Imposition of Other Requirements	The Company reserves the right to impose other requirements on your participation in the Plan, on the Restricted Stock Units and on any Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable in order to comply with local laws or facilitate the administration of the Plan, and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.
19. Agreement

By the signature below, the authorized representative of the Company acknowledges agreement to this Restricted Stock Unit Award Agreement as of the Grant Date specified above.

You acknowledge agreement to the cancellation of any tendered options that the Company accepts for exchange in the Program, and you agree to accept this new grant of Restricted Stock Units on the terms and conditions set forth in this Restricted Stock Unit Award Agreement. Receipt of your acknowledgment will be maintained by the Company from either the electronic acceptance of the terms of this Agreement on the Fairchild Semiconductor Stock Option Exchange Program web site or by the submission of an Election Form under the terms of the Program.

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC. Mark S. Thompson President and CEO

Appendix to the

Fairchild Semiconductor 2007 Stock Plan

Restricted Stock Unit Award Agreement

(For Non-U.S. Participants)

TERMS AND CONDITIONS

This Appendix, which is part of the Agreement, includes additional terms and conditions that govern the Restricted Stock Units and that will apply to you if you are in one of the countries listed below. Unless otherwise defined herein, capitalized terms set forth in this Appendix shall have the meanings ascribed to them in the Plan or the Agreement.

NOTIFICATIONS

This Appendix also includes information regarding securities, exchange control and certain other issues of which you should be aware with respect to your participation in the Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of April 2009. Such laws are often complex and change frequently. As a result, the Company strongly recommends that you not rely on the information in this Appendix as the only source of information relating to the consequences of your participation in the Plan because such information may be outdated when you vest in the Restricted Stock Units and/or sells any Shares acquired at vesting.

In addition, the information contained herein is general in nature and may not apply to your particular situation. As a result, the Company is not in a position to assure you of any particular result. You therefore are advised to seek appropriate professional advice as to how the relevant laws in your country may apply to your particular situation.

Finally, if you are a citizen or resident of a country other than that in which you currently are working, the information contained herein may not apply to you.

CHINA

TERMS AND CONDITIONS

Settlement of Vested Restricted Stock Units and Issuance of Shares. The following provision supplements Paragraph 4 of the Agreement:

Due to legal restrictions in China, the Company reserves the right to require, and by accepting the Restricted Stock Units you agree, to sell all of the Shares to be issued to you upon vesting. The Company may also direct that the proceeds of the sale of the Shares be delivered to a special foreign exchange account established by the Company, the Employer or an Affiliate in China to comply with local laws.

Exchange Control Requirements. You understand and agree that, due to exchange control laws in China, you must immediately repatriate the proceeds from the sale of Shares to China. You further understand that such repatriation of the proceeds may need to be effectuated through a special foreign exchange account established by the Company, the Employer or an Affiliate in China, and you hereby consent and agree that any cash proceeds may be transferred to such special account prior to being delivered your personal account. In addition, you understand that, if proceeds are converted to local currency, there may be delays in delivering the proceeds to you, and the Company does not guarantee any particular exchange rate and/or date on which funds will be converted. You further agree to comply with any other requirements that may be imposed by the Company in the future to facilitate compliance with exchange control requirements in China. If you are a non-PRC citizen, the above requirements do not apply to you.

FINLAND:

There are no country-specific provisions.

FRANCE:

TERMS AND CONDITIONS

Consent to Receive Information in English. By accepting the grant of Restricted Stock Units and the Agreement, which provides for the terms and conditions of your Restricted Stock Units, you confirm having read and understood the documents relating to this grant, which were provided to you in English. You accept the terms of those documents accordingly. En acceptant cette attribution gratuite d’actions et ce contrat qui contient les termes et conditions de vos actions gratuites, vous confirmez avoir lu et compris les documents relatifs à cette attribution qui vous ont été transmis en langue anglaise. Vous acceptez ainsi les conditions et termes de ces documents.

NOTIFICATIONS

Exchange Control Information. If you import or export cash (e.g., sales proceeds received under the Plan) with a value equal to or exceeding €10,000 and do not use a financial institution to do so, you must submit a report to the customs and excise authorities. If you maintain a foreign bank account, you are required to report the maintenance of such to the French tax authorities when filing your annual tax return.

GERMANY:

NOTIFICATIONS

Exchange Control Information. Cross-border payments in excess of €12,500 must be reported monthly to the German Federal Bank. If you use a German bank to transfer a cross-border payment in excess of €12,500 in connection with the sale of Shares acquired under the Plan, the bank will make the report for you. In addition, you must report any receivables or payables or debts in foreign currency exceeding an amount of €5,000,000 on a monthly basis.

HONG KONG:

TERMS AND CONDITIONS

•

SECURITIES WARNING: The Restricted Stock Units and any Shares issued in respect of the Restricted Stock Units do not constitute a public offering of securities under Hong Kong law and are available only eligible employees of the Company or its Affiliates. The Agreement, including this Appendix, the Plan and other incidental communication materials have not been prepared in accordance with and are not intended to constitute a “prospectus” for a public offering of securities under the applicable securities legislation in Hong Kong, nor have the documents been reviewed by any regulatory authority in Hong Kong. The Restricted Stock Units and any documentation related thereto are intended solely for the personal use of each eligible employee and may not be distributed to any other person. If you are in doubt about any of the contents of the Agreement, including this Appendix, or the Plan, you should obtain independent professional advice.

Restricted Stock Units Payable Only in Shares. Notwithstanding any discretion in the Plan or anything to the contrary in the Agreement, due to legal restrictions in Hong Kong, the Restricted Stock Units do not provide any right for you to receive a cash payment and shall be paid in Shares only.

Sale of Shares. In the unlikely event that Shares are issued in respect of the Restricted Stock Units within six (6) months of the Grant Date, you agree that you will not dispose of the Shares prior to the six (6)-month anniversary of the Grant Date.

INDIA:

TERMS AND CONDITIONS

Fringe Benefit Tax. The following provision supplements Paragraph 9 of the Agreement:

By accepting the Restricted Stock Units, you consent and agree to assume liability for any fringe benefit tax (“FBT”) that may be payable by the Company and/or the Employer in connection with the Restricted Stock Units. You understand that the grant of any Restricted Stock Units is contingent upon your agreement to assume liability for FBT payable on the Restricted Stock Units. Further, by accepting the Restricted Stock Units, you agree that the Company and/or the Employer may collect the FBT from you by any of the means set forth, as applicable, in Paragraph 3 of the Agreement, or by any other reasonable method established by the Company. You also agree to execute promptly any other consents or elections required to accomplish the foregoing, upon request of the Company.

NOTIFICATIONS

Exchange Control Information. All cash balances received from the sale of Fairchild stock are required to be repatriated to India by Indian resident employees within ninety (90) days of receipt thereof. You must maintain the foreign inward remittance certificate received from the bank where the foreign currency is deposited in the event that the Reserve Bank of India or the Employer requests proof of repatriation.

ITALY:

TERMS AND CONDITIONS

Data Privacy Consent. The following provision replaces Paragraph 12 of the Agreement:

You hereby explicitly and unambiguously consent to the collection, use, processing and transfer, in electronic or other form, of your personal data as described herein by and among, as applicable, the Employer, the Company and any Affiliate for the exclusive purpose of implementing, administering, and managing your participation in the Plan.

You understand that the Employer, the Company and any Affiliate may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance (to the extent permitted under Italian law) or other identification number, salary, nationality, job title, any shares or directorships held in the Company or any Affiliate, details of all Restricted Stock Units granted, or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the exclusive purpose of implementing, managing and administering the Plan (“Data”).

You also understand that providing the Company with Data is necessary for the performance of the Plan and that your refusal to provide such Data would make it impossible for the Company to perform its contractual obligations and may affect your ability to participate in the Plan. The Controller of personal data processing is Fairchild Semiconductor International, Inc., with registered offices at 82 Running Hill Road, South Portland, Maine 04106, U.S.A., and, pursuant to Legislative Decree no. 196/2003, its Representative in Italy for privacy purposes is Fairchild Semiconductor Srl, with registered offices at Edificio 21, Via Carducci, 125, 20099 Sesto San Giovanni, Milan, Italy.

You understand that Data will not be publicized, but it may be transferred to banks, other financial institutions, or brokers involved in the management and administration of the Plan. You understand that Data may also be transferred to the independent registered public accounting firm engaged by the Company. You further understand that the Company and/or any Affiliate will transfer Data among themselves as necessary for the purposes of implementing, administering and managing your participation in the Plan, and that the Company and/or any Affiliate may each further transfer Data to third parties assisting the Company in the implementation, administration, and management of the Plan, including any requisite transfer of Data to a broker or other third party with whom you may elect to deposit any Shares acquired at vesting of the Units. Such recipients may receive, possess, use, retain, and transfer Data in electronic or other form, for the purposes of implementing, administering, and managing your participation in the Plan. You understand that these recipients may be located in or outside the European Economic Area, such as in the United States or elsewhere. Should the Company exercise its discretion in suspending all necessary legal obligations connected with the management and administration of the Plan, it will delete Data as soon as it has completed all the necessary legal obligations connected with the management and administration of the Plan.

You understand that Data-processing related to the purposes specified above shall take place under automated or non-automated conditions, anonymously when possible, that comply with the purposes for which Data is collected and with confidentiality and security provisions, as set forth by applicable laws and regulations, with specific reference to Legislative Decree no. 196/2003.

The processing activity, including communication, the transfer of Data abroad, including outside of the European Economic Area, as herein specified and pursuant to applicable laws and regulations, does not require your consent thereto, as the processing is necessary to performance of contractual obligations related to implementation, administration, and management of the Plan. You understand that, pursuant to Section 7 of the Legislative Decree no. 196/2003, you have the right, without limitation, to access, delete, update, correct, or terminate, for legitimate reason, the Data-processing.

Furthermore, you are aware that Data will not be used for direct-marketing purposes. In addition, Data provided can be reviewed and questions or complaints can be addressed by contacting your local human resources representative.

Acknowledgement of Nature of Agreement. By accepting the Restricted Stock Units, you acknowledge that (1) you have received a copy of the Plan, the Agreement and this Appendix; (2) you have reviewed the applicable documents in their entirety and fully understand the contents thereof; and (3) you accept all provisions of the Plan, the Agreement and this Appendix.

For any Restricted Stock Units granted, you further acknowledge that you have read and specifically and explicitly approve, without limitation, the following paragraphs of the Agreement: Paragraph 2, “Vesting”; Paragraph 3, “Termination of Employment”; Paragraph 4, “Settlement of Vested Restricted Stock Units and Issuance of Shares”; Paragraph 9, “Taxes”; Paragraph 10, “Nature of Grant”; Paragraph 15, “Language”; Paragraph 18, “Imposition of Other Requirements”; and the above “Data Privacy Consent”.

JAPAN:

NOTIFICATIONS

Exchange Control Information. If the value of Shares you acquire in a single transaction exceeds JYP 100 million, you must submit a Securities Acquisition Report to the Minister of Finance through the Bank of Japan within 20 days after such acquisition.

MALAYSIA:

NOTIFICATIONS

Insider-Trading Notification. You should be aware of the Malaysian insider-trading rules, which may impact your acquisition or disposal of Restricted Stock Units and/or Shares under the Plan. Under applicable Malaysian law, you are prohibited from acquiring or selling Shares or rights to Shares (e.g., Restricted Stock Units) when you possess information that is not generally available and that you know or should know will have a material effect on the price of Shares once such information is generally available.

Director Notification. If you are a director of the Company’s Malaysian Affiliate, you are subject to certain notification requirements under the Malaysian Companies Act. Among these requirements is an obligation to notify the Malaysian Affiliate in writing when you acquire or dispose of an interest (e.g., Restricted Stock Units or Shares) in the Company or any related company. Such notifications must be made within 14 days of receiving or disposing of any interest in the Company or any related company.

MEXICO:

TERMS AND CONDITIONS

Acknowledgement of the Agreement. In accepting the Restricted Stock Units, you acknowledge that you have received a copy of the Plan, have reviewed the Plan and the Agreement, including this Appendix, in their entirety and fully understand and accept all provisions of the Plan and the Agreement, including this Appendix. You further acknowledge that you have read and specifically and expressly approve the terms and conditions of Paragraph 10 of the Agreement, in which the following is clearly described and established:

(1) Your participation in the Plan does not constitute an acquired right.

(2) The Plan and your participation in the Plan are offered by Fairchild Semiconductor International, Inc. on a wholly discretionary basis.

(3) Your participation in the Plan is voluntary.

(4) Fairchild Semiconductor International, Inc. and its Affiliates are not responsible for any decrease in the value of the Restricted Stock Units or Shares issued under the Plan.

Labor Law Acknowledgement and Policy Statement. In accepting the Restricted Stock Units, you expressly recognize that Fairchild Semiconductor International, Inc., with registered offices at 82 Running Hill Road, South Portland, Maine 04106, U.S.A., is solely responsible for the administration of the Plan and that your participation in the Plan and acquisition of Shares do not constitute an employment relationship between you and Fairchild Semiconductor International, Inc. since you are participating in the Plan on a wholly commercial basis and your sole employer is Fairchild Semiconductors de Mexico, S. de R.L. de C.V. (“Fairchild-Mexico”). Based on the foregoing, you expressly recognize that the Plan and the benefits that you may derive from participation in the Plan do not establish any rights between you and the Employer, Fairchild-Mexico, and do not form part of the employment conditions and/or benefits provided by Fairchild-Mexico and any modification of the Plan or its termination shall not constitute a change or impairment of the terms and conditions of your employment.

You further understand that your participation in the Plan is as a result of a unilateral and discretionary decision of Fairchild Semiconductor International, Inc.; therefore, Fairchild Semiconductor International, Inc. reserves the absolute right to amend and/or discontinue your participation in the Plan at any time without any liability to you.

Finally, you hereby declare that you do not reserve to yourself any action or right to bring any claim against Fairchild Semiconductor International, Inc. for any compensation or damages regarding any provision of the Plan or the benefits derived under the Plan, and you therefore grant a full and broad release to Fairchild Semiconductor International, Inc., its Affiliates, shareholders, officers, agents or legal representatives with respect to any claim that may arise.

Spanish Translation

Reconocimiento del Otorgamiento. Al aceptar cualquier Unidades de Acciones Restringidas bajo el presente documento, usted reconoce que ha recibido una copia del Plan, que ha revisado el mismo en su totalidad, así como también el Acuerdo, incluyendo este Apéndice, además que comprende y está de acuerdo con todas las disposiciones tanto del Plan y del Acuerdo, incluyendo este Apéndice. Asimismo, usted reconoce que ha leído y manifiesta específicamente y expresamente la conformidad con los términos y condiciones establecidos en el Apartado 10 del Acuerdo, en los que se establece y describe claramente que:

(1) Su participación en el Plan de ninguna manera constituye un derecho adquirido.

(2) El Plan y su participación en el mismo son ofrecidos por Fairchild Semiconductor International, Inc. de forma completamente discrecional.

(3) Su participación en el Plan es voluntaria.

(4) Fairchild Semiconductor International, Inc. y sus Afiliados no son responsables de ninguna disminución en el valor de las Unidades de Acciones Restringidas emitidas mediante el Plan.

Reconocimiento de la Ley Laboral y Declaración de Política. Al aceptar cualquier Unidades de Acciones Restringidas, usted reconoce expresamente que Fairchild Semiconductor International, Inc., con oficinas registradas localizadas en One Fairchild Center Drive, Thousand Oaks, California 91320, U.S.A., es la única responsable de la administración del Plan y que su participación en el mismo y la adquisición de Unidades de Acciones Restringidas no constituyen de ninguna manera una relación laboral entre usted y Fairchild Semiconductor International, Inc., debido a que su participación en el Plan es únicamente una relación comercial y que su único empleador es Fairchild Semiconductors de Mexico, S. de R.L. de C.V. (“Fairchild-México”). Derivado de lo anterior, usted reconoce expresamente que el Plan y los beneficios a su favor que pudieran derivar de la participación en el mismo, no establecen ningún derecho entre usted y su empleador, Fairchild – México, y no forman parte de las condiciones laborales y/o los beneficios otorgados por Fairchild – México, y cualquier modificación del Plan o la terminación del mismo no constituirá un cambio o desmejora de los términos y condiciones de su trabajo.

Asimismo, usted entiende que su participación en el Plan es resultado de la decisión unilateral y discrecional de Fairchild Semiconductor International, Inc., por lo tanto, Fairchild Semiconductor International, Inc. se reserva el derecho absoluto de modificar y/o descontinuar su participación en el Plan en cualquier momento y sin ninguna responsabilidad para usted.

Finalmente, usted manifiesta que no se reserva ninguna acción o derecho que origine una demanda en contra de Fairchild Semiconductor International, Inc., por cualquier compensación o daños y perjuicios, en relación con cualquier disposición del Plan o de los beneficios derivados del mismo, y en consecuencia usted exime amplia y completamente a Fairchild Semiconductor International, Inc. de toda responsabilidad, como así también a sus Afiliadas, accionistas, directores, agentes o representantes legales con respecto a cualquier demanda que pudiera surgir.

PHILIPPINES:

TERMS AND CONDITIONS

SECURITIES WARNING: THE SECURITIES BEING OFFERED OR SOLD HAVE NOT BEEN REGISTERED WITH THE PHILIPPINE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE OF THE PHILIPPINES. ANY FURTHER OFFER OR SALE THEREOF IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE SECURITIES REGULATION CODE OF THE PHILIPPINES, UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.

SINGAPORE:

TERMS AND CONDITIONS

Singaporean Securities Exemption: The Restricted Stock Units are being granted to you pursuant to the “Qualifying Person” exemption under section 273(1)(f) of the Singapore Securities and Futures Act (Chapter 289, 2006 Ed.) (SFA) You should note that such Restricted Stock Units grant is hence subject to the general resale restriction under section 257 of the SFA and you hereby undertake that you shall not make any subsequent sale in Singapore, or any offer of such subsequent sale of the Shares in Singapore, of any of the Shares underlying the Restricted Stock Units unless such sale or offer in Singapore is made pursuant to the exemptions under Part XIII Division (1) Subdivision (4) (other than section 280) of the Securities and Futures Act (Cap 289, 2006 Ed.).

NOTIFICATION

Director Notification Requirement. Directors of a Singaporean Affiliate are subject to certain notification requirements under the Singapore Companies Act. Directors must notify the Singaporean Affiliate in writing of an interest (e.g., Restricted Stock Units or Shares) in the Company or any related companies within two days of (i) the interest’s acquisition or disposal, (ii) any change in a previously-disclosed interest (e.g., when Shares are sold), or (iii) becoming a director.

SOUTH KOREA:

NOTIFICATIONS

Exchange Control Information. Please note that proceeds received from the sale of stock overseas must be repatriated to Korea within eighteen (18) months if such proceeds exceed US $500,000 per sale. Separate sales may be deemed a single sale if the sole purpose of separate sales was to avoid a sale exceeding the US $500,000 per-sale threshold.

SWEDEN:

There are no country-specific provisions.

TAIWAN:

NOTIFICATIONS

Securities Information. The Plan is not registered in Taiwan with the Securities and Futures Bureau, and is not subject to the securities laws of Taiwan.

Exchange Control Information. Please note that, if you plan on remitting more than the Taiwanese equivalent of US $5 million out of Taiwan in a calendar year, special approval must be obtained from the Central Bank of China.

If the transaction amount is TWD 500,000 or more in a single transaction, you must submit a Foreign Exchange Transaction Form. If the transaction amount is US $500,000 or more in a single transaction, you also must provide supporting documentation to the satisfaction of the remitting bank.

UNITED KINGDOM:

TERMS AND CONDITIONS

Restricted Stock Units Payable Only in Shares. Notwithstanding any discretion in the Plan or anything to the contrary in the Agreement, due to legal restrictions in the United Kingdom, the Restricted Stock Units do not provide any right for you to receive a cash payment and shall be paid in Shares only.

Taxes. The following provision supplements Paragraph 9 of the Agreement:

If payment or withholding of the Tax Withholding Obligation (including any liability for Employer NICs, as defined below) is not made within ninety (90) days of the event giving rise to the Tax Withholding Obligation or such other period specified in Section 222(1)(c) of the U.K. Income Tax (Earnings and Pensions) Act 2003 (the “Due Date”), the amount of any uncollected Tax Withholding Obligation shall constitute a loan owed by you to the Employer, effective as of the Due Date. You agree that the loan shall bear interest at the then-current official rate of Her Majesty’s Revenue and Customs (“HMRC”), that such loan shall be due and repayable immediately and that the Company or the Employer may recover such loan amount at any time by any of the means set forth in Paragraph 9 of the Agreement. Notwithstanding the foregoing, if you are a director or executive office of the Company (within the meaning of Section 13(k) of the U.S. Securities and Exchange Act of 1934, as amended), you shall not be eligible for a loan from the Company to cover the Tax Withholding Obligation. In the event that you are a director or executive officer of the Company and the Tax Withholding Obligation is not collected from or paid by you by the Due Date, the amount of any uncollected Tax Withholding Obligation shall constitute a benefit to you, on which additional income tax and National Insurance contributions (“NICs”) shall be payable. You will be responsible for reporting any income and NICs due on this additional benefit directly to HMRC under the self-assessment regime.

Joint Election. You agree to accept any liability for secondary Class 1 NICs (the “Employer NICs”), which may be payable by the Company and/or the Employer in connection with the Restricted Stock Units and any event giving rise to a Tax Withholding Obligation, and it is an express condition of vesting of the Restricted Stock Units and delivery of any Shares in settlement thereof that this agreement to bear the Employer NICs be in force on the Vesting Date. Without limitation to the above, you agree to execute a joint election with the Company and/or the Employer (the “Joint Election”), the form of the Joint Election having been approved formally by HMRC, and to execute any other consents or elections required to accomplish the transfer of the Employer NICs to you. You agree to execute such other joint elections as may be required between you and any successor to the Company and/or the Employer. You agree further that the Company and/or the Employer may collect the Employer NICs from you by any of the means set forth in Paragraph 9 of the Agreement. You agree to enter into the Joint Election prior to the first Vesting Date with respect to the Restricted Stock Units.